July 9, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Attention: Matthew Crispino

Re:	iCoreConnect, Inc.
Registration Statement on Form S-1
Filed June 11, 2024
File No. 333-280131

Ladies and Gentlemen:

This letter is being submitted on behalf of iCoreConnect, Inc. (the “Company”) in response to the comment letter, dated June 26, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-1 filed on June 11, 2024 (the “Registration Statement”). The Company’s amended Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

Registration Statement on Form S- 1

General

1. We note that pursuant to the February Purchase Agreements with Crom Cortana Fund LLC and Jefferson Street Capital LLC, the company has the right to require that the investors purchase additional unsecured convertible notes at one additional closing. Please revise to disclose that Crom Cortana Fund LLC and Jefferson Street Capital LLC are underwriters. Refer to Securities Act Compliance and Disclosure Interpretation 139.13.

RESPONSE: The Amended Registration Statement has been revised to remove any shares of common stock issuable in connection with convertible notes that may be issued in the future.

2. We note you are registering the resale of up to 10,000,000 shares of your common stock. Given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates, it appears that the transaction may be an indirect primary offering with your selling stockholders acting on your behalf. If your selling stockholders are so acting, then this filing cannot be conducted as an at-the-market offering because you are not eligible to register a primary offering on Form S-3. Please fix the price of this offering and name your selling stockholders as underwriters. See Securities Act Rule 415(a)(4) for additional guidance. Alternatively, provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

RESPONSE: The Amended Registration Statement has been revised to reduce the number of total shares being registered for resale from 10,000,000 to 3,000,000 shares, which represents 33.7% of the shares of common stock held by non-affiliates.

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United States Securities and Exchange Commission

July 9, 2024

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely, ARENTFOX SCHIFF LLP

/s/ Cavas Pavri
By: Cavas Pavri

Enclosures

cc: Archit Shah, CFO, iCoreConnect, Inc.